UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number:

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

 KLX Energy Services Holdings, Inc. Employee Stock Purchase Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KLX Energy Services Holdings, Inc.
3040 Post Oak Boulevard, 15th Floor,
Houston, TX 77056

KLX ENERGY SERVICES HOLDINGS, INC. EMPLOYEE STOCK PURCHASE PLAN
TABLE OF CONTENTS

Page
Reports of Independent Registered Public Accounting Firms	1-2
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020	3
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2021, 2020 and 2019	4
Notes to Financial Statements	5-6
Signature Page	7
Exhibit Index	8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the
KLX Energy Services Holdings, Inc. Employee Stock Purchase Plan
Houston, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the KLX Energy Services Holdings, Inc. Employee Stock Purchase Plan (the “Plan”) as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for the years ended December 31, 2021 and 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Calvetti Ferguson

Houston, Texas
July 1, 2022

We have served as the Plan’s auditor since 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the
KLX Energy Services Holdings, Inc. Employee Stock Purchase Plan

Opinion on the Financial Statements

We have audited the accompanying statement of changes in net assets available for benefits of the KLX Energy Services Holdings, Inc. Employee Stock Purchase Plan (the "Plan") for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP
Houston, TX
June 30, 2020

We began serving as the Plan’s auditor in 2020. In 2020 we became the predecessor auditor.

KLX ENERGY SERVICES HOLDINGS, INC.
EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2021	December 31, 2020
ASSETS — Cash and cash equivalents	$—	$—
LIABILITIES — Stock subscribed	—	—
NET ASSETS AVAILABLE FOR BENEFITS	$—	$—

See notes to financial statements.

KLX ENERGY SERVICES HOLDINGS, INC.
EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the year ended
	December 31, 2021	December 31, 2020	December 31, 2019
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of period	$—	$520	$—
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Participant payroll deductions	—	401,012	1,499,448
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Purchase of and subscribed shares of KLX Energy Services Holdings, Inc. common stock	—	—	(1,498,928)
Refunds to participants	—	(401,532)	—
NET ASSETS AVAILABLE FOR BENEFITS — End of period	$—	$—	$520

See notes to financial statements.

KLX ENERGY SERVICES HOLDINGS, INC.
EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

NOTE 1 - GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Plan — On September 13, 2018, KLX Energy Services Holdings, Inc. (the “Company”) adopted the KLX Energy Services Holdings, Inc. Employee Stock Purchase Plan (as amended from time to time, the “Plan”). The Plan’s first option period began on January 1, 2019. The following description of the Plan does not purport to be complete and is qualified by reference to the complete text of the Plan, a copy of which was filed as Exhibit 4.4 to the Company’s Registration Statement on Form S-8 filed on September 13, 2018 (File No. 333-227321), and Amendment No. 1 to the Plan, a copy of which was filed as Exhibit 10.8 to the Company’s Current Report on Form 8-K, filed on July 28, 2020 (File No. 001-38609).

The Company is the Plan sponsor. All active employees (participants) with a minimum of 90 days of service, who have a customary work schedule of at least 20 hours of service per week, and whose customary employment is for five months or more per calendar year, are eligible to participate. Under the Plan, participants may choose to contribute from 2% to 15% (in 1% increments) of their total eligible compensation.

Common stock of the Company is purchased twice each year, the first time for an option period beginning January 1 and ending June 30 and the second time for an option period beginning July 1 and ending December 31. The purchase price is equal to 85% of the fair value of common stock on the last day of each option period. Participants are allocated a pro rata share of stock consistent with the balance of the participant’s account. The stock is then issued by the Plan’s transfer agent directly to the participant. The maximum number of shares available for each option period to an individual is the largest whole number of shares which, when multiplied by the fair market value of the Company stock at the end of the option period, produces a dollar amount of $12,500 or less.

The Company’s stockholders approved Amendment No. 1 to the Plan at the Company’s annual meeting on July 24, 2020 to increase the number of shares of the Company’s common stock available under the Plan’s share reserve.

In addition, the Company temporarily suspended the Plan due to the merger with Quintana Energy Services, Inc. (“QES”) that was completed on July, 28, 2020. As of December 31, 2021 and 2020, the Plan remained suspended.

Stock Subscribed — Under the Plan, stock is issued to participants subsequent to the end of each option period but valued the last day of the option period. Due to the suspension of the Plan, there was no stock purchased under the Plan that was not distributed to the participants as of December 31, 2021 and 2020. The Company stock is purchased at 85% of its closing quoted market price on the last day of each option period. Amounts representing fractional shares due to employees are carried forward to the following distribution period.

The number of shares purchased by the Plan for distribution to the participants for the year ended December 31, 2019 was 175,256. Amounts representing fractional shares due to employees are carried forward to the following distribution period.

The Plan did not have enough shares reserved to satisfy outstanding options to purchase during the option period ended June 30, 2020, and the Company refunded all participants’ contributions for such option period.

There were no shares purchased by the Plan for distribution to the participants for the years ended December 31, 2021 and 2020.

Termination Benefits and Vesting — Upon termination of employment with the Company, a participant’s participation in the Plan will cease immediately and the balance of the participant’s withholding account will be returned, without interest. Upon a participant’s death, depending on the option elected by the participant, his or her beneficiary will receive any amounts in the participant’s withholding account in cash or all contributions will be used to acquire stock at the end of the option period.

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes in those assets and liabilities, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents — Cash and cash equivalents consist of highly liquid investments purchased with original maturities of 90 days or less. The Plan’s cash and cash equivalents are held in accounts owned by the Company and may not be fully insured by the Federal Deposit Insurance Corporation. The carrying amounts of cash and cash equivalents (which are classified as Level 1 assets within the fair value hierarchy) represent their fair values due to their short-term nature.

Income Tax — The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended, and is, therefore, not subject to income taxes. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Plan assets consist of cash not yet used to purchase common stock. Such cash remains an asset of the Plan until each semiannual purchase date when the cash is used to purchase and sell shares to the employees.

The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain tax positions taken or expected to be taken, that would require recognition of a liability or asset, or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax period.

Administrative Expenses — Administrative expenses have been paid directly by the Company and, accordingly, are not reflected in the Plan’s financial statements. There is no written agreement requiring the Company to pay these expenses, and the Company may elect to stop paying Plan expenses at any time. The Plan administrator believes that this would not have a materially adverse impact on the Plan.

NOTE 2 - PLAN TERMINATION

The Plan will automatically terminate on December 31, 2028. The Plan may be earlier terminated by the Board of Directors of the Company. In the event of Plan termination, any unused contributions will be returned to the participants. In addition, as noted above, the Company agreed to temporarily suspend the Plan due to the Company’s merger with QES. As of December 31, 2021 and 2020, the Plan remained suspended.

NOTE 3 – SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through July 1, 2022, the date the financial statements were available to be issued.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLX Energy Services Holdings, Inc. Employee Stock Purchase Plan

By:	/s/ Christopher J. Baker
Name:	Christopher J. Baker
Title:	President and Chief Executive Officer
Date:	July 1, 2022

EXHIBIT INDEX

Exhibit
No.	Description
23.1*	Consent of Independent Registered Public Accounting Firm - Calvetti Ferguson
23.2*	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP
*    Furnished herewith.